

May 26, 2011

Mr. Chris King
Chief Financial Officer
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, California 91311

> **Re:**   **MRV Communications, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **Amendment No. 1 to Form 10-K for the year ended December 31, 2010**
> **Filed May 2, 2011**
> **File No. 001-11174**

Dear Mr. King:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Intellectual Property, page 8

1.   Please tell us and revise future filings to clarify the nature, effect and duration of the
        intellectual property on which you say you rely.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Results of Operations, page 31

2.   We see that you provide a column throughout your discussion of your results of
        operations to show a percentage change in constant currencies, which adjust the effects of
        foreign currency translation on the most current year reported results. Please tell us
        whether you believe this measure is a non-GAAP measure and provide us with your basis
        for your conclusion. If you have determined that the above measure is a non-GAAP
        measure, please tell us how you considered the guidance in Item 10(e) of Regulation S-K
        relating to the presentation of non-GAAP measures in determining your disclosure
        requirements in your filings.

Liquidity and Capital Resources, page 41

3.   We note your disclosure on page 65 that you have not recorded U.S. income tax expense
        for foreign earnings that you have declared as indefinitely reinvested offshore. Also, we
        note from your disclosure that in the event actual cash requirements of your U.S entities
        exceed current expectations or the actual cash needs of your foreign entities are less than
        expected, you may need to repatriate foreign earnings that have been designated as
        indefinitely reinvested offshore, which would result in recording additional U.S. income
        tax expense. To the extent such amounts could be considered material to an
        understanding of your liquidity and capital resources, please revise your future filings to
        disclose the amounts of the cash and investment amounts held by your foreign
        subsidiaries that would not be available for use in the United States. Please further
        provide a discussion of any known trends, demands or uncertainties as a result of this
        policy that are reasonably likely to have a material effect on the business as a whole or
        that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation
        S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Cash Flows Related to Operating Activities, page 43

4.   Please revise in future filings to describe how you expect the absence of cash flows, or
        absence of negative cash flows, related to the discontinued operations to impact your
        future liquidity and capital resources.

Financial Statements, page 47

Note 2. Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 53

5.   We note your discussion on page 13 that you resell the products of other companies. If material, please tell us about the terms of these sales, what changes you make to the products, if any, any risks that you assume as part of these sales, and tell us how you recognize the related revenues for items that you resell. For example, tell us if you recognize revenues gross or net.

Inventories, page 54

6.   We note your discussion that if changes in your projections of current demand indicated that a reserve should be higher or lower, the change in the reserve is recorded as a charge or credit to cost of sales. Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis for the related items and that those items are not marked up subsequently based on changes in underlying facts and circumstances. Also, please tell us when you would decrease or have decreased your reserve (or increased the inventory cost basis) and explain your basis for this accounting treatment. Please include the authoritative literature that supports your accounting.

Note 3. Discontinued Operations, page 59

7.   We see that you completed the sale of EDSLan on January 7, 2010 and note your discussion of what comprised the purchase price. In future filings, please revise to also disclose the amounts in U.S. dollars and disclose a total purchase price.

Amendment No. 1 to Annual Report on Form 10-K

Philosophy, page 7

8.   Please tell us, and revise future filings to clarify, how the overall compensation you pay is "competitive" notwithstanding the targeted salaries. For example, are the below-average salaries offset by above-average amounts of performance-based compensation?

The Role of Consultants, page 8

9.   Please tell us, and revise future filings to clarify, what was your "competitiveness" regarding each element of compensation assessed in the study you cite. Also tell us, and revise future filings to clarify, the recommendations Farient made to you and whether those recommendations were adopted without change, or explain how they differed.

Mr. Chris King
MRV Communications, Inc.
May 26, 2011
Page 4

Incentive Compensation Plan and Bonus Targets, page 10

10.   We note from your discussion under "Incentive Compensation Plan and Bonus Targets" on page 10 of your amended Form 10-K that you have not disclosed the specific operating income and revenue targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under Incentive Compensation Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For guidance, refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

11.   Please tell us, and revise future filings to clarify, how the "Farient benchmarking study" and "committee's philosophy" relates to the bonus targets you disclose. For example, is each target above the industry average? If so, clarify the extent of and reasons for the difference. Also clarify how the committee determines the targeted amounts of short versus long-term performance-based compensation.

Base Salary and Annual Cash Bonus, page 11

12.   You disclose that the midpoint of the targeted range of base salaries for your named executive officers is below the industry average, but it is unclear how the salaries you pay relate to that data. Please tell us and revise applicable future filings to discuss how the base salaries you pay relate to the targeted range and industry average. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

13.   Please tell us, and revise future filings to clearly describe, how you calculate the amounts paid pursuant to the "Plan" you mention. Currently, it is unclear how you determined the percentages and amounts in the table on page 12, including whether the targets were weighted differently or the extent to which the targets were or were not achieved.

Stock Option Grants, page 12

14.   We refer to your disclosure under the caption "Stock Options Grants" on page 12 of the amended Form 10-K. In your future filings, as applicable, please include substantive

analysis and insight into how you made the stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how you determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers. If you relied on the Farient study and "committee's philosophy" in determining the amounts of such grants, please ensure your response clearly explains how those factors relate to the amounts awarded.

Summary Compensation Table, page 14

15. It appears that the amount you report in the "Bonus" column for Mr. Gorsun was received by him pursuant to the "Plan" mentioned on page 10. Therefore, it appears that amount should be reported pursuant to Regulation S-K Item 402(c)(2)(vii). Please revise future filings, as appropriate.

Director Compensation Table, page 23

16. Please revise future filings to disclose the aggregate number of stock and option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Item 13. Certain Relationships…, page 26

17. Please tell us and revise future filings to clarify the standards applied by the Audit Committee in reviewing and approving related party transactions and the policies and procedures applicable to that review and approval.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney, at (202) 551-3286 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Branch Chief